

May 21, 2009

By U.S. Mail and Facsimile to: (413) 788-4183

Mark A. Roberts
Chief Financial Officer
United Financial Bancorp, Inc.
95 Elm Street
West Springfield, MA 01089

> **Re:** **United Financial Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **File No. 000-52947**

Dear Mr. Roberts:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief